

Mailstop 4631

January 18, 2017

Mr. Jack L. Howard
President
Steel Partners Holdings GP Inc.
590 Madison Avenue, 32nd Floor
New York, New York 10022

> **Re:** **Steel Partners Holdings L.P.**
> **Registration Statement on Form S-4**
> **Filed January 9, 2017**
> **File No. 333-215482**

Dear Mr. Howard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information

5. Pro Forma Adjustments - JPS Acquisition, page 143

1.   We note your use of the effective tax rate to determine the estimate of tax impacts on your pro forma adjustments for your JPS and SLI acquisitions. Please refer to Instruction 7 of Rule 11-02(b) of Regulation S-X and modify your presentation to include amounts determined using the statutory rate.

6. Pro Forma Adjustments – SLI Acquisition, page 144

2.   Please expand your disclosure to separately quantify the fair-value adjustment associated with acquired inventories and the incremental depreciation expense discussed in note (a).

3.   We note you have included an adjustment to remove the effects of non-cash stock compensation expenses. Please explain to us how the stock compensation expense included in your adjustment is directly attributable to your acquisition of SLI.

Material U.S. Federal Income Tax Consequences, page 147

4.   We note that you expect the exchange to be tax-free for shareholders. Please include a tax opinion and provide a summary of the opinion in the S-4. Remove any assumed legal conclusions that underlie the opinion, such as the treatment of SPLP as a partnership and the treatment of the preferred units as equity. In addition, if counsel's opinion is subject to uncertainty, please explain why counsel cannot give a firm opinion and describe the degree of uncertainty. See Staff Legal Bulletin 19 for guidance.

Annex D: Opinion of Duff & Phelps, LLC

5.   Please revise the opinion to remove the limitation regarding who can rely upon the opinion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig E. Slivka, for

                                        Pamela A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction